UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)
Under the Securities Exchange Act of 1934

3PAR INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
88580F109
(CUSIP Number)
Lawrence P. Tu
Senior Vice President and General Counsel
Dell Inc.
One Dell Way
Round Rock, Texas 78682
(800) 289-3355
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 2, 2010
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Dell Inc. S.S. or I.R.S. Identification No. of Above Person 74-2487834

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-0-%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

1	NAMES OF REPORTING PERSONS Dell Trinity Holdings Corp. S.S. or I.R.S. Identification No. of Above Person 27-3257014

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-0-%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     This Amendment No. 2 (this “Amendment No. 2”) amends the Schedule 13D initially filed on August 20, 2010 and as amended by Amendment No. 1 filed on August 30, 2010 (the “Original 13D Filing”), relating to the common stock, par value $0.001 per Share (the “Shares”) of 3PAR Inc. (“3PAR”). Information reported in the Original 13D Filing remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 2. Capitalized terms used but not defined in this Amendment No. 2 have the respective meanings set forth in the Original 13D Filing.
Items 3 through 5.
     The disclosure in Items 3 through 5 of the Original 13D Filing is hereby amended and supplemented with the following:
     On September 2, 2010, 3PAR terminated the Merger Agreement pursuant to the terms thereof to accept a Superior Proposal (as defined in the Merger Agreement) from Hewlett-Packard Company and, in connection therewith, 3PAR paid Dell the $72,000,000 termination fee.
     Pursuant to the termination provisions of the Tender and Voting Agreement, the Tender and Voting Agreement was automatically terminated upon the termination of the Merger Agreement. Therefore, no Shares of the Tendering Stockholders will be accepted by Dell and each Reporting Person will not acquire beneficial ownership of any Shares pursuant to the Tender and Voting Agreement.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DELL INC.

By:	/s/ Janet B. Wright

Name:	Janet B. Wright
Title:	Assistant Secretary

DELL TRINITY HOLDINGS CORP.

By:	/s/ Janet B. Wright

Name:	Janet B. Wright
Title:	Vice President and Assistant Secretary
September 3, 2010

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